



Can you vouch for Amit Kukreja?

Amit has applied to raise funding for **Audea** on Wefunder and provided your name as a personal reference.

> Hey Backner! So you're one of the first people we are sending the equity crowdfund to. It's going to be officially live next week so you and the others that committed can confirm your investment here and reserve it — once it goes officially live, you will be able to complete the investment but you can reserve the $5k you wanted to here now. As per legal disclosures I have to disclose this: "We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind." Looking forward to you being on this journey! Best, Amit

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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Can you vouch for Amit Kukreja?

Amit has applied to raise funding for **Audea** on Wefunder and provided your name as a personal reference.

> *Hey Theo! So you're one of the first people we are sending the equity crowdfund to. It's going to be officially live next week so you and the others that committed can confirm your investment here and reserve it – once it goes officially live, you will be able to complete the investment but you can reserve the $5k you wanted to here now. As per legal disclosures I have to disclose this: "We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind." Looking forward to you being on this journey! Best, Amit*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for Amit?

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Can you vouch for Amit Kukreja?

Amit has applied to raise funding for **Audea** on Wefunder and provided your name as a personal reference.

> *Hey Ondrej! So you're one of the first people we are sending the equity crowdfund to. It's going to be officially live next week so you and the others that committed can confirm your investment here and reserve it – once it goes officially live, you will be able to complete the investment but you can reserve the $5k you wanted to here now. As per legal disclosures I have to disclose this: "We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind." Looking forward to you being on this journey! Best, Amit*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for Amit?

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| Abdullah Shareef | abdullah.shareef@gmail.c | **INVITE** |

– REMOVE PERSONAL MESSAGE

Hey Abdullah! Thanks for considering to be one of Audea's first angel investors. Legally, I have to send this disclosure: "We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind." You can click the vouch button to get started - looking forward to you being on this journey!

Best,
Amit

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You're invited to invest in Audea

Amit has opened a Community Round for **Audea** on Wefunder and has invited you to invest

> *Hey Aditya! Thanks for considering being one of Audea's first angel investors. Legally I have to disclose this: "We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind." You can press "vouch for amit" to get started. Looking forward to seeing you on the journey! Best, Amit*

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

| Gregory Kaladjian | gkaladjian41@gmail.com | **INVITE** |

– REMOVE PERSONAL MESSAGE

Hey Greg! Thanks for considering to be one of Audea's first angel investors. Legally, I have to send this disclosure: "We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind." You can click on vouch to get started - looking forward to you being on this journey!

Best,
Amit





You're invited to invest in Audea

Amit has opened a Community Round for **Audea** on Wefunder and has invited you to invest.

Hey David! Thanks for being one of Audea's first angel investors. Legally, I have to disclose this: "We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind." You can click "vouch for amit!" - looking forward to having you on the journey! Best, Amit

Would you like to invest in Audea?


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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.



You're invited to invest in Audea

Amit has opened a Community Round for **Audea** on Wefunder and has invited you to invest.

> *Hey Randall! Thanks for being one of Audea's first angel investors - legally I have to disclose this: "We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind." You can click "vouch for amit" to invest. Thanks again and looking forward to having you on the journey!*

Would you like to invest in Audea?

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About Wefunder

We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.









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Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Reg Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Reg A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA.



Can you vouch for Amit Kukreja?

Amit has applied to raise funding for **Audea** on Wefunder and provided your name as a personal reference.

Hey Ras! Thanks for being one of the first investors in our crowdfund. You can start by pressing the vouch button below. Legally I am required to share this disclosure: "We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind." Looking forward to you being on the journey! Best, Amit

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for Amit?

VOUCH FOR AMIT

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.





You're invited to invest in Audea

Amit has opened a Community Round for **Audea** on Wefunder and has invited you to invest.

Hey Swarup! Thanks for considering being on of Audea's first angel investors. Legally I have to disclose this, "We are testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind." You can sign up by clicking the "vouch for amit" link. Looking forward to having you on the journey! Best, Amit

Would you like to invest in Audea?

INVEST IN AUDEA

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a **Public Benefit Corporation** with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.





×

You're invited to invest in Audea

Amit has opened a Community Round for **Audea** on Wefunder and has invited you to invest.

> *Hey Chris! Thanks for being one of our first angel investors. Legally I have to disclose this "We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind." Looking forward to you being on the journey! Best, Amit*

Would you like to invest in Audea?

INVEST IN AUDEA

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

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INVEST





You're invited to invest in Audea

Amit has opened a Community Round for **Audea** on Wefunder and has invited you to invest.

Hey Justin! Thanks for being one of Audea's first angel investors. Legally, I have to disclose this: "We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind." You can click the vouch button to sign up - looking forward to having you on the journey!

Would you like to invest in Audea?


INVEST IN AUDEA

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   



Can you vouch for Amit Kukreja?

Amit has applied to raise funding for **Audea** on Wefunder and provided your name as a personal reference.

> Hey Sheri! Thanks for being one of the first investors in Audea. Legally I have to share this disclosure with you: "We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind." Looking forward to you being on the journey! Best, Amit

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for Amit?

VOUCH FOR AMIT

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

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×

You're invited to invest in Audea

Amit has opened a Community Round for **Audea** on Wefunder and has invited you to invest.

> *Hey Sagar, Thanks for considering to be one of Audea's angel investors. Attached below is the legal disclaimer indicating that your reservation is non binding. Looking forward to having you on the journey! Disclosure: "We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind." Best, Amit*

Would you like to invest in Audea?



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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029

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You're invited to invest in Audea

Amit has opened a Community Round for **Audea** on Wefunder and has invited you to invest.

Hey Ron, Thanks for considering to be one of Audea's angel investors. Attached below is the legal disclaimer indicating that your reservation is non binding. Looking forward to having you on the journey! Disclosure: "We are testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind." Best, Amit

Would you like to invest in Audea?


INVEST IN AUDEA

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.


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You're Invited to Invest in Audea

Amit has opened a Community Round for **Audea** on Wefunder and has invited you to invest.

Hey Cooper, Thanks for considering to be one of Audea's angel investors. Attached below is the legal disclaimer indicating that your reservation is non binding. Looking forward to having you on the journey! Disclosure: "We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind." Best, Amit.

Would you like to invest in Audea?

INVEST IN AUDEA

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   





You're invited to invest in Audea

Amit has opened a Community Round for **Audea** on Wefunder and has invited you to invest.

> *Hey Erwin, Thanks for considering to be one of Audea's angel investors. Attached below is the legal disclaimer indicating that your reservation is non binding. Looking forward to having you on the journey! Disclosure: "We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind." Best, Amit*

Would you like to invest in Audea?

INVEST IN AUDEA

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.













You're invited to invest in Audea

Amit has opened a Community Round for **Audea** on Wefunder and has invited you to invest.

Hey Ronak, thanks for considering being one of Audea's angel investors. Attached below is the legal disclaimer I have to provide for us testing the waters. Hope to see you on the journey! Disclaimer: "We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind." Best, Amit

Would you like to invest in Audea?


INVEST IN AUDEA

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.







Can you vouch for Amit Kukreja?

Amit has applied to raise funding for **Audea** on Wefunder and provided your name as a personal reference.

Hey Jan Phillip! Thanks for considering to be one of Audea's first angel investors. Legally I have to disclose this: "We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind." You can press vouch for amit to sign up - looking forward to you being on the journey! Best, Amit

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for Amit?

VOUCH FOR AMIT

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.







You're invited to invest in Audea

Amit has opened a Community Round for **Audea** on Wefunder and has invited you to invest.

> *Hey Matt! Thanks for considering being an Angel Investor for Audea. Attached below is the wefunder disclaimer letting you know your reservation is non binding. Looking forward to having you on the journey! Disclaimer: "We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind." Best, Amit*

Would you like to invest in Audea?


INVEST IN AUDEA

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.







You're Invited to Invest in Audea

Amit has opened a Community Round for <u>Audea</u> on Wefunder and has invited you to invest.

Hey Brendan! Thanks for considering being an Angel Investor for Audea. Attached below is the wefunder disclaimer letting you know your reservation is non binding. Looking forward to having you on the journey! Disclaimer: "We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind." Best, Amit

Would you like to invest in Audea?


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About Wefunder

We help anyone invest as little as $100 in the startups they believe in. We're also a <u>Public Benefit Corporation</u> with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   